HellerEhrman

23 June 2004

04035260

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
sluk@hewm.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main 852.2292.2000
Fax 852.2292.2200

19081.0001

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED JUL 06 2004 WASH. D.C. 158 SECTION

PROCESSED JUL 07 2004 THOMSON FINANCIAL

SUPPL

82-3783

Ladies and Gentlemen:

SEC FILE NO. ~~82-3782~~

Re: Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd.
<u>Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act</u>

On behalf of Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd (the "Company"), SEC File No. 82-3782, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's 1226 Announcement of the Resolutions of the Board of Directors and Notice on the 12th General Meeting of Shareholders, dated May 28, 2004, published (in Chinese language) in China Securities Journal and cninf.com.cn from November, 2003 to June, 2004;

(2) The Company's 1157 Announcement of the Board of Supervisors, dated May 28, 2004, published (in Chinese language) in China Securities Journal and cninf.com.cn from November, 2003 to June, 2004;

(3) The Company's 1139 Declaration of Candidate for Independent Director, dated May 26, 2004, published (in Chinese language) in China Securities Journal and cninf.com.cn from November, 2003 to June, 2004;

dlw 7/7

(4) The Company's 1153 Declaration of Nominator of Independent Directors, dated May 26, 2004, published (in Chinese language) in China Securities Journal and cninf.com.cn from November, 2003 to June, 2004;

(5) The Company's Summary of 2003 Annual Report, dated April 30, 2004, published (in Chinese language) in China Securities Journal and cninf.com.cn from November, 2003 to June, 2004;

(6) The Company's 1205 Announcement of the Board of Directors, dated April 30, 2004, published (in Chinese language) in China Securities Journal and cninf.com.cn from November, 2003 to June, 2004;

(7) The Company's 1214 Announcement of the Resolutions of the Board of Supervisors, dated April 30, 2004, published (in Chinese language) in China Securities Journal and cninf.com.cn from November, 2003 to June, 2004; and

(8) The Company's 1209 Announcement of the Board of Directors, dated February 10, 2004, published (in Chinese language) in China Securities Journal and cninf.com.cn from November, 2003 to June, 2004.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Encl.

c.c. Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd.

深圳经济特区房地产（集团）股份有限公司 董事会

深深房：董事会决议公告及召开第十二届股东大会通知

2004-05-28 06:45

证券代码：000029、200029　证券简称：深深房A、 深深房B （公告编号：临2004-03）

1226

深圳经济特区房地产（集团）股份有限公司
董事会决议公告及召开第十二届股东大会通知

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司董事会于2004年5月26日召开会议，应出席董事10人，实到9人，一名董事委托其他董事表决。会议经研究决定：

1、同意《关于增补独立董事的议案》，提名宗德纯、侯莉颖两名同志为独立董事候选人，提交股东大会选举；

2、同意《关于修改公司章程的议案》，并提交股东大会审议；

3、同意于2004年6月28日召开年度股东大会。

现将股东大会有关事项公告如下：

一、会议时间和地点

会议时间：2004年6月28日上午9时整

会议地点：深圳市人民南路深房广场48楼会议室

二、会议审议事项

（一）2003年度董事会工作报告；

（二）2003年度监事会工作报告；

（三）2003年度财务报告及利润分配方案；

第（一）至（三）项议案的内容见2004年4月30日在《中国证券报》、《大公报》及巨潮网上披露的2003年度报告。

（四）关于增补独立董事的议案；

根据中国证监会《关于在上市公司建立独立董事制度的指导意见》文件的要求，上市公司董事会成员中应当至少包括三分之一的独立董事.由于我公司本届董事会现有成员十人,其中独立董事两人,独立董事的人数尚未达到上述规定,证管部门为此也多次来电来函件要求我公司尽快增补独立董事以健全独立董事制度，因此我们拟再聘请两名独立董事。根据有关独立董事任职资格的规定，我们对有关方面的推荐人选进行了考察，经考察我们认为宗德纯和侯莉颖两名同志是较理想人选（简历附后），我司董事会拟提名他们为独立董事候选人，提交2004年股东年会选举。

（五）关于增补监事的议案

本公司第四届监事会中,于芳同志因病去世,甘露和周红同志因工作变动递交了辞去监事职务的报告。根据《公司法》有关规定，须进行监事增补工作。经本公司及本公司股东的推荐和考察，认为邓康诚、林慧娟、熊兴农是较合适的人选，监事会拟提名他们为监事候选人，提交第12届股东大会选举。

(六)关于修改公司章程的议案。

由于中国证监会出台了一些关于上市公司治理的新的规则，并要求各上市公司按照这些规则规范运作并相应地修改公司章程，因此，我们对本公司章程进行如下的修订：

1、中国证监会颁布《关于在上市公司建立独立董事制度的指导意见》要求上市公司董事会成员中应当至少包括三分之一的独立董事，由于本公司董事会现有成员十人,其中独立董事两人,独立董事的人数尚未达到上述规定,因此,我们拟增补两名独立董事,并相应修改《章程》,拟将《章程》第一百条："本公司董事会由九到十一名董事组成，设董事长一

人，董事若干人，其中独立董事不少于董事总数的三分之一。董事会成员可由股东代表、公司经理、财务总监、员工代表、社会专家组成。”修改为“本公司董事会由九到十三名董事组成，设董事长一人，董事若干人，其中独立董事不少于董事总数的三分之一。董事会成员可由股东代表、公司经理、财务总监、员工代表、社会专家组成。”

2、根据中国证监会和国务院联合发布的《关于规范上市公司与关联方资金往来及上市公司对外担保若干问题的通知》的有关规定，拟将章程第一百三十四条第二项贷款担保工作程序内容：“在董事会授权额度内决定对属下企业和关联企业的贷款给予担保时，担保前由分管副总、主管部门、财务部门就被担保方的申请进行充分评估，提出意见，由总经理、财务总监联签批准；同意给予担保后，总经理应与被担保方签订担保协议书，并责成财务部门在担保期内随时了解贷款人贷款使用和经营财务状况，发现问题及时采取补救措施；贷款到期，应及时督促贷款人按时归还贷款，同时解除担保并将其相关文件存档备查。”修改如下：“公司不得为控股股东及本公司持股50%以下的其他关联方、任何非法人单位或个人提供担保，不得直接或间接为资产负债率超过70%的被担保对象提供债务担保。公司对外担保总额不得超过最近一个会计年度合并会计报表净资产的50%。公司对外提供担保时，应由分管副总、主管部门、财务部门就被担保方的申请进行充分评估，提出意见，由总经理、财务总监联签批准后，提交董事会审议，在取得董事会全体成员2/3以上签署同意后实施。公司对外担保必须要求对方提供反担保，且反担保的提供方应当具有实际承担能力。在董事会授权额度内决定对属下企业和关联企业的贷款给予担保时，担保前由分管副总、主管部门、财务部门就被担保方的申请进行充分评估，提出意见，由总经理、财务总监联签批准；同意给予担保后，总经理应与被担保方签订担保协议书，并责成财务部门在担保期内随时了解贷款人贷款使用和经营财务状况，发现问题及时采取补救措施；贷款到期，应及时督促贷款人按时归还贷款，同时解除担保并将其相关文件存档备查。”

二、出席会议对象

１、截止2004年6月18日（股权登记日）收市前在深圳证券结算公司在册持有本公司股票之股东，均有资格参加。具有出席资格而因故无法出席大会者，可书面委托他人出席，代为行使权利。

２、公司董事、监事及高级管理人员。

三、出席会议登记办法

股东持本人身份证、股东帐户卡、持股凭证，委托代表持本人身份证、委托书及授权人股权凭证出席本次会议。

四、注意事项：

１、会期半天，出席者食宿及交通费自理。

２、有关本次股东大会其他事宜，请垂询本公司董事会秘书处。

电话：（0755）82293000—4718、4715

传真：（0755）82294024

授 权 委 托 书

兹委托　　　　先生（女士）代表本人出席深圳经济特区房地产（集团）股份有限公司第十二届股东大会并对会议应表决事项行使表决权。

委托人姓名及身份证号码：　　　　股东帐号：

持股数：　　　　委托日期：

被委托人姓名及身份证号码：

深圳经济特区房地产（集团）股份有限公司

董 事 会

2004年5月28日

附：

一、独立董事候选人简历：

1、宗德纯，男，1941年3月生，汉族，籍贯山东，中共党员，本科学历，高级政工师，1959年12月至1965年7月，67军后勤部运输队任战士、副班长、班长、副排长；1965年8月至1970年1月，工程兵174团任排长、副政指、政治指导员；1970年2月至1979年12月，工程

兵174团任宣传股副股长、股长；1980年1月至1980年12月，基建工程兵31支队宣传科副科长；1981年1月至1983年8月，基建工程兵304团任政治处主任；1983年9月至1986年2月，深圳市第五建筑工程公司任党委副书记；1986年3月至1996年11月，深圳市建设集团任人事处处长、工会主席、监事会主席；1996年12月至2002年6月，深圳市建设投资控股公司任纪委书记、监事会主席；2002年7月退休。

2、侯莉颖，女，1954年12月生，汉族，籍贯山东丹东，中共党员，本科学历，副教授职称，硕士生导师，1970年12月至1976年4月于山东省军区（现役军人）；1976年5月至1978年9月于沈阳铁路分局沈阳车辆段（车电钳工）；1978年10月至1982年7月就读于辽宁大学经济系工业经济专业本科；1982年8月至1984年8月中国海洋石油总公司开发设计研究院技术经济室助理经济师；1982年毕业于辽宁大学工业经济专业（经济学学士），1984年2月至7月于北京第二外国语学院澳训班（进修英语）；1984年9月来深圳大学任教至今。其间1985年3月至5月于香港中文大学（访问学者）；1994年9月至1995、1月于中南财大进修企业管理硕士研究生专业课程；2002年4月国际项目管理（IPMP）培训师进修班。

二、监事候选人简历

1、邓康诚，男，1966年9月生。广东龙门县人，汉族，中共党员，本科学历，经济师、高级政工师职称。1986年9月至1991年7月，清华大学流体机械及流体工程专业就读；1991年7月至1991年12月，深圳市罗湖物资贸易中心任技术员；1991年12月至1997年3月，深圳市建设土石方机械工程公司任助理工程师、副科长、科长；1997年4月至2000年1月，深圳市建设投资控股公司纪检监察室任政工师；2000年1月至2003年1月，深圳市建设投资控股公司纪检检查室任监察员；2003年1月至今，深圳市建设投资控股公司纪检监察室任副主任。

2、林慧媚，女，1955年3月生，汉族，籍贯广东博罗，中共党员研究生学历，经济师职称。1986年6月至1990年3月，深房集团南洋大酒店会计、财务部经理、副总经理；1990年3月至1995年8月，深房集团新峰企业有限公司董事、财务部经理；1995年8月至1999年9月，深房集团财务部经理兼结算中心主任；1999年9月至2001年3月，深房集团证券事务部经理；2001年3月至2003年8月，深房集团企业发展部部门正职待遇；2003年8月至今，深房集团审计部经理。

3、熊兴农，男，汉族，1956年8月生，籍贯湖南芷江，中共党员，1982年1月至1983年1月在广州铁路局党校就读；1983年1月至1990年1月在广州铁路局任办公室秘书；1990年1月至1996年1月在广州铁路局任调研员；1996年1月至2004年4月在深房集团任办公室主办；2004年4月至今在深房集团任监事会秘书处副主任。

深 深 房：监事会公告

2004-05-28 06:49

证券代码：000029、200029 证券简称：深深房A、 深深房B （公告编号：临2004-04）

深圳经济特区房地产（集团）股份有限公司

监事会公告

一、本公司监事周红和甘露两名同志因工作调动，向本公司提交了辞去监事职务的报告。

二、本公司监事会与2004年5月26日召开会议，应到监事4人，实到3人，会议形成决议，同意本公司及本公司股东所推荐的邓康诚、林慧媚、熊兴农三名同志为监事候选人，并提交第十二届股东年会选举。

特此公告

深圳经济特区房地产（集团）股份有限公司

监 事 会

2004年5月28日

深 深 房：独立董事候选人声明

2004-05-28 06:53

深圳经济特区房地产（集团）股份有限公司
独立董事候选人声明

董事会

1138

声明人侯莉颖，作为深圳经济特区房地产（集团）股份有限公司董事会独立董事候选人，现公开声明本人与深圳经济特区房地产（集团）股份有限公司之间在本人担任该公司独立董事期间保证不存在任何影响本人独立性的关系，具体声明如下：

一、本人及本人直系亲属、主要社会关系不在该公司或其附属企业任职；

二、本人及本人直系亲属没有直接或间接持有该公司已发行股份的1%或1%以上；

三、本人及本人直系亲属不是该公司前十名股东；

四、本人及本人直系亲属不在直接或间接持有该公司已发行股份5%或5%以上的股东单位任职；

五、本人及本人直系亲属不在该公司前五名股东单位任职；

六、本人在最近一年内不具有前五项所列举情形；

七、本人没有为该公司或其附属企业提供财务、法律、管理咨询、技术咨询等服务；

八、本人没有从该上市公司及其主要股东或有利害关系的机构和人员取得额外的、未予披露的其他利益；

九、本人符合该公司章程规定的任职条件。

另外，包括深圳经济特区房地产（集团）股份有限公司在内，本人兼任独立董事的上市公司数量不超过5家。

本人完全清楚独立董事的职责，保证上述声明真实、完整和准确，不存在任何虚假陈述或误导成分，本人完全明白作出虚假声明可能导致的后果。中国证监会可依据本声明确认本人的任职资格和独立性。本人在担任该公司独立董事期间，将遵守中国证监会发布的规章、规定、通知的要求，确保有足够的时间和精力履行职责，作出独立判断，不受公司主要股东、实际控制人或其他公司存在利害关系的单位或个人的影响。

声明人：侯莉颖
2004年5月26日

深圳经济特区房地产（集团）股份有限公司
独立董事候选人声明

声明人宗德纯，作为深圳经济特区房地产（集团）股份有限公司董事会独立董事候选人，现公开声明本人与深圳经济特区房地产（集团）股份有限公司之间在本人担任该公司独立董事期间保证不存在任何影响本人独立性的关系，具体声明如下：

一、本人及本人直系亲属、主要社会关系不在该公司或其附属企业任职；

二、本人及本人直系亲属没有直接或间接持有该公司已发行股份的1%或1%以上；

三、本人及本人直系亲属不是该公司前十名股东；

四、本人及本人直系亲属不在直接或间接持有该公司已发行股份5%或5%以上的股东单位任职；

五、本人及本人直系亲属不在该公司前五名股东单位任职；

六、本人在最近一年内不具有前五项所列举情形；

七、本人没有为该公司或其附属企业提供财务、法律、管理咨询、技术咨询等服务；

八、本人没有从该上市公司及其主要股东或有利害关系的机构和人员取得额外的、未予披露的其他利益；

九、本人符合该公司章程规定的任职条件。

另外，包括深圳经济特区房地产（集团）股份有限公司在内，本人兼任独立董事的上市公司数量不超过5家。

本人完全清楚独立董事的职责，保证上述声明真实、完整和准确，不存在任何虚假陈述或误导成分，本人完全明白作出虚假声明可能导致的后果。中国证监会可依据本声明确认本人的任职资格和独立性。本人在担任该公司独立董事期间，将遵守中国证监会发布的规章、规定、通知的要求，确保有足够的时间和精力履行职责，作出独立判断，不受公司主要股东、实际控制人或其他公司存在利害关系的单位或个人的影响。

声明人：宗德纯

2004年5月26日

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深 深 房：独立董事提名人声明

2004-05-28 06:51

深圳经济特区房地产（集团）股份有限公司
独立董事提名人声明

提名人深圳经济特区房地产（集团）股份有限公司董事会现就提名宗德纯先生和侯莉颖女士为深圳经济特区房地产（集团）股份有限公司董事会独立董事候选人发表公开声明，被提名人与深圳经济特区房地产（集团）股份有限公司之间不存在任何影响被提名人独立性的关系，具体声明如下：

本次提名是在充分了解被提名人职业、学历、职称、详细的工作经历、全部兼职等情况后作出的（被提名人详细履历表见附件），被提名人已书面同意出任深圳经济特区房地产（集团）股份有限公司新一届董事会独立董事候选人（附：独立董事候选人声明书），提名人认为被提名人：

一、根据法律、行政法规及其他有关规定，具备担任上市公司董事的资格；

二、符合深圳经济特区房地产（集团）股份有限公司《公司章程》规定的任职条件；

三、具备中国证监会《关于在上市公司建立独立董事制度的指导意见》所要求的独立性；

1、被提名人及其直系亲属、主要社会关系均不在深圳经济特区房地产（集团）股份有限公司及其附属企业任职；

2、被提名人及其直系亲属不是直接或间接持有该上市公司已发行股份1%的股东，也不是该上市公司前十名股东；

3、被提名人及其直系亲属不在直接或间接持有该上市公司已发行股份5%以上的股东单位任职，也不在该上市公司前五名股东单位任职；

4、被提名人在最近一年内不具有上述三项所列情形；

5、被提名人不是为该上市公司及其附属企业提供财务、法律、管理咨询、技术咨询等服务的人员。

四、包括深圳经济特区房地产（集团）股份有限公司在内，被提名人兼任独立董事的上市公司数量不超过5家。本提名人保证上述声明真实、完整和准备，不存在任何虚假陈述或误导成分，本提名人完全明白作出虚假声明可能导致的后果。

提名人：深圳经济特区房地产（集团）股份有限公司董事会

2004年5月26日

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深 深 房：董事会公告

2004-04-30 04:39

证券代码：000029、200029　证券简称：深深房A、 深深房B （公告编号：临2004-01） 1205

深圳经济特区房地产（集团）股份有限公司

董事会公告

本公司董事会于2004年4月27日召开会议，应出席董事10人，实到 9 人，一名董事委托其他董事表决。会议经审议通过了以下议案：

一、2003年A、B股年度报告及摘要；

二、2003年财务报告及利润分配方案；

本公司2003年度经审计后的净利润按国内会计准则审计为11，351，725.49元，按国际会计准则审计为33,607,000元。按孰低法确定的净利润11，351，725.49元拟用于弥补以前年度亏损，不对股东进行分配。

三、2004年一季度报告。

特此公告

深圳经济特区房地产（集团）股份有限公司

董　　事　　会

2004年4月30日

深 深 房：监事会决议公告

2004-04-30 06:40

1214

深圳经济特区房地产（集团）股份有限公司

监事会决议公告

深圳经济特区房地产（集团）股份有限公司监事会于2004年4月27日在公司48楼会议室召开会议，应到监事4人，实到3人，符合《公司法》的有关规定，会议审议通过以下议案：

一、2003年年度报告及摘要；

二、2003年监事会报告；

三、2003年财务报告及利润分配方案；

四、2004年一季度报告。

特此公告。

深圳经济特区房地产（集团）股份有限公司

监　　事　　会

二00四年四月二十四日

深 深 房：董事会公告

2004-02-10 06:50

1209

证券代码：000029、200029　　证券简称：深深房A、 深深房B　（公告编号：临2004-01）

深圳经济特区房地产（集团）股份有限公司
董事会公告

2004年2月6日上午，深圳市属国有企业改革与发展工作会议部署了深圳市2004年市属国有企业战略性调整和改组工作计划，根据该计划的安排，本公司被确定为国有产权整体退出的企业。之后，深圳各大媒体刊登了该会议的精神，一些媒体也对本公司的股票做了相关评论，对此，本公司向大股东深圳市建设投资控股公司进行了查询，经查询证实，本公司大股东目前尚未与任何企业就股权转让事宜进行接洽，也未签署过相关的意向书或协议。深圳市建设投资控股公司还表示下一步将按照市政府关于国企改革的统一部署开展相关工作。另外，本公司将根据有关改制重组工作的进展情况在本公司指定的报刊上及时披露相关信息。

特此公告

深圳经济特区房地产（集团）股份有限公司
董　事　会
2004年2月10日

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深圳经济特区房地产(集团)股份有限公司

年度报告摘要

§5 董事、监事和高级管理人员

5.1 董事、监事和高级管理人员持股变动

姓名	职务	性别	年龄	任期起止日期	年初持股数(股)	年末持股数(股)	变动原因
邵志和	董事长	男	53	2003.1-2006.1	5,000	5,000	
陈武华	董事总经理	男	51	2003.1-2006.1	0	0	
庄创辉	监事会主席	男	49	2003.1-2006.1	0	0	
周道胜	工会主席	男	57	2003.1-	0	0	
[illegible]	董事	男	60	2003.1-2006.1	0	0	
许振汉	董事	男	51	2003.1-2006.1	0	0	
[illegible]	董事	男	55	2003.1-2006.1	0	0	
[illegible]	董事财务总监	女	49	2003.1-2006.1	0	0	
[illegible]	董事副总经理	男	40	2003.1-2006.1	0	0	
[illegible]	董事	男	39	2003.1-2006.1	0	0	
[illegible]	独立董事	男	68	2002.6-2005.6	0	0	
[illegible]	独立董事	男	71	2002.6-2005.6	0	0	
[illegible]	副总经理	男	48	2003.1-2006.1	0	0	
[illegible]	副总经理	男	44	2003.1-2006.1	0	0	
张辰	副总经理	男	45	2003.1-2006.1	0	0	
[illegible]	副总经理	男	43	2003.8-2006.8	0	0	
[illegible]	监事	女	36	2003.1-2006.1	0	0	
[illegible]	监事	男	44	2003.1-2006.1	0	0	
[illegible]	监事	男	32	2003.1-2006.1	0	0	
陈[illegible]	[illegible]	男	32	2003.1-2006.1	0	0	

5.2 在股东单位任职的董事监事情况

√适用 □不适用

姓名	任职的股东名称	在股东单位担任的职务	任职期间	是否领取报酬、津贴(是或否)
[illegible]	深圳市建设投资控股公司	总经济师	1997.3-	否
许振汉	深圳市建设投资控股公司	纪委副书记	2000.4-	否
[illegible]	深圳市建设投资控股公司	党办主任	2000.9-	否

5.3 董事、监事和高级管理人员年度报酬情况

单位:(人民币)万元

年度报酬总额	197.00
金额最高的前三名董事的报酬总额	51.00
金额最高的前三名高级管理人员的报酬总额	45.00
独立董事津贴	3.06万元/人.年

深圳经济特区房地产(集团)股份有限公司

一季度报告

……

1、会计政策发生变更的具体说明。

本公司原执行财政部财会字〔1998〕14号文《企业会计准则—资产负债表日后事项》。根据财政部财会〔2003〕12号文"关于印发《企业会计准则—资产负债表日后事项》的通知"，本公司自2003年7月1日起执行财政部财会〔2003〕12号文，根据文规定对资产负债表日后至财务报告批准报出日之间由董事会或类似机构所制定利润分配方案中分配的股利作出会计处理规定：现金股利在资产负债表所有者权益中单独列示；股票股利在会计报表附注中单独披露。此项变更对本公司本年度及上年度会计报表均无影响。

2、会计估计未发生变更。

3、核算方法未发生变更。

9.4 与最近一期年度报告相比，合并范围发生变化的说明。

① 深圳市数码港通讯有限公司(以下简称"港讯公司")本年度正式营业，故本公司本年度增加合并其会计报表；

② 北京新峰房地产开发经营有限公司(以下简称"北京新峰公司")，由于以前年度本公司拟转让其股权而未合并，本年度，由于本公司改为转让该公司资产，故本公司本年度增加合并其会计报表。

深圳经济特区房地产(集团)股份有限公司

2004年4月30日

证券代码：000029、200029 证券简称：深深房A、深深房B 公告编号：深2004-01

深圳经济特区房地产(集团)股份有限公司董事会公告

本公司董事会于2004年4月27日召开会议，应出席董事10人，实到9人，一名董事委托其他董事表决，会议经审议通过了以下议案：

一、2003年A、B股年度报告及摘要；

二、2003年财务报告及利润分配方案；

本公司2003年度经审计后的净利润按国内会计准则审计为11,351,725.49元，按国际会计准则审计为33,607,000元，按孰低原则确定的净利润11,351,725.49元拟用于弥补以前年度亏损，不对股东进行分配。

三、2004年一季度报告。

特此公告

深圳经济特区房地产(集团)股份有限公司董事会

2004年4月30日

深圳经济特区房地产(集团)股份有限公司监事会决议公告

深圳经济特区房地产(集团)股份有限公司监事会于2004年4月27日在公司本部会议室召开会议，应到监事4人，实到3人，符合《公司法》的有关规定，会议审议通过以下议案：

一、2003年年度报告及摘要；

二、2003年监事会报告；

三、2003年财务报告及利润分配方案；

四、2004年一季度报告。

特此公告。

深圳经济特区房地产(集团)股份有限公司监事会

二〇〇四年四月三十日

福建闽东电力股份有限公司

年度报告摘要

[illegible]

福建闽东电力股份有限公司

一季度报告

[illegible]

证券代码:000993 证券简称:闽东电力 公告编号:2004-05

福建闽东电力股份有限公司
第二届董事会第十五次会议决议公告

本公司及董事会全体成员保证公告内容的真实、准确和完整,对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

福建闽东电力股份有限公司(以下简称"公司")第二届董事会第十五次会议于2004年4月28日在公司八层第二会议室举行。会议应到董事14名,实到董事13名,会议由公司董事长[illegible]先生主持。会议的召开符合《公司法》和公司章程的有关规定。会议经过讨论,审议了以下议案,并做出了表决,通过以下议案:

一、除郑新红、许培桐董事对年度报告中存放委托证券公司1亿元证券交易结算资金事项持保留意见外,其余董事一致通过《公司2003年年度报告及摘要》;

该议案尚需提交2003年度股东大会审议通过。

二、除郑新红、许培桐董事对年度报告中存放委托证券公司1亿元证券交易结算资金事项持保留意见外,其余董事一致通过《公司2003年度董事会工作报告》;

该议案尚需提交2003年度股东大会审议通过。

三、除郑新红、许培桐董事持保留意见外,其余董事一致通过《公司2003年年度财务决算报告》;

该议案尚需提交2003年度股东大会审议通过;

四、除郑新红、许培桐董事外,其余董事一致通过《公司董事会针对厦门天健华天有限责任会计师事务所出具保留意见的审计报告涉及的事项所做的专项说明》;

郑新红、许培桐独立董事对该议案弃权,并另行发表独立意见。

五、一致通过《公司董事会对会计政策、会计估计变更及重大会计差错更正的说明》。

六、除郑新红、许培桐董事对2003年度报告中存放委托证券公司1亿元证券交易结算资金事项未解决持保留意见外,其余董事一致通过《2004年第一季度报告》。

福建闽东电力股份有限公司董事会
二〇〇四年四月二十八日

证券代码:000993 证券简称:闽东电力 公告编号:2004-06

福建闽东电力股份有限公司
第二届监事会第十五次会议决议公告

福建闽东电力股份有限公司(以下简称"公司")第二届监事会第十五次会议于2004年4月28日在公司八层第二会议室举行,会议应到监事5名,实到监事5名,会议由公司监事会召集人[illegible]先生主持。会议的召开符合《公司法》和公司章程的有关规定。会议经过讨论,审议并通过以下议案:

一、公司2003年度监事会工作报告。

二、公司二〇〇三年年度报告及摘要。

本次会议还就公司2003年度的规范运作、资产收购及关联交易等事项进行讨论并形成如下意见:

1、公司依法运作情况。报告期内,公司股东大会、董事会能依照《公司法》、《证券法》、《公司章程》等相关法律、法规行使权利,履行义务。历次股东大会、董事会的召开、决策程序合法。目前,公司已具备较为完善的内控制度,未发现公司董事、监事及高管人员在执行公司职务时违反法律、法规、公司章程及损害公司及股东利益的行为。

2、厦门天健华天有限责任会计师事务所为本公司出具的保留意见的2003年度审计报告客观、真实。

3、本报告期内公司募集资金变更程序合法。

4、本报告期内公司无重大收购、出售资产行为。

5、关联交易公平,无损害上市公司利益。

6、监事会就2003年度审计报告保留意见所涉及事项的说明:

针对厦门天健华天会计师事务所出具的保留意见的审计报告,公司董事会对所涉及事项均作出了说明,并制定了相关的应对措施,监事会认为董事会制定的措施是积极的,同时认为所涉及的事项具有不确定性,其安全性存在风险,要求董事会应加大对涉及资金的催收力度。

7、关于重大会计政策、会计估计变更或重大会计差错调整的专项报告。

公司董事会已对上述情况进行了专项说明,该专项说明客观、真实地反映了2003年度公司重大会计政策、会计估计变更或重大会计差错调整情况,我们同意公司董事会对此情况所做的专项说明。

三、公司2004年第一季度报告

特此公告

福建闽东电力股份有限公司监事会
二〇〇四年四月二十八日

福建闽东电力股份有限公司公司独立董事
针对会计师事务所出具保留意见的审计报告涉及事项的独立意见

鉴于福建闽东电力股份有限公司(以下简称"公司")2003年年度财务报告被会计师事务所出具保留意见的审计报告,根据相关规定,上市公司独立董事应对此发表独立意见。因此,针对审计报告所涉及的保留事项,我们说明如下:

2001年12月,公司与上海[illegible]证券有限责任公司上海[illegible]营业部签订了《开户协议书》,并存入人民币1亿元证券交易结算资金,截止2003年12月31日止,上述证券交易结算资金余额为100,762,750.00元。我们进入公司任独立董事后,非常关注此笔资金的安全性,曾在董事会上要求公司尽快赎回该笔资金,公司也曾多次向该证券营业部要求赎回该笔资金,但至今未能赎回。2004年初我们专门发函给公司管理层,要求对此资金的安全性予以说明。2004年3月15日,[illegible]证券有限公司函告公司称该证券公司已被有关部门接管人员接管,该笔资金暂无法兑现。2004年4月14日,[illegible]证券有限公司又函告公司,称公司账户中的上述资金已被公司自行全部取走,公司无任何理由要求赎回上述资金。我们认为该笔资金的收回存在较大风险,公司2003年度对该笔资金提取30,228,825元坏账准备金。因此,对于会计师事务所针对该笔资金的性质及可收回性持有保留意见表示理解。目前,公司已对[illegible]证券公司提起诉讼,福建省高院已受理此案。

由于上述事项的复杂性及重大不确定性,在董事会对2003年年度财务报告进行表决时,我们对此事项持保留意见。

独立董事:郑新红 许培桐
二〇〇四年四月二十八日

证券代码:000537 证券简称:南开戈德 公告编号:2004-007

天津南开戈德股份有限公司

年度报告摘要

现金及现金等价物净增加情况:		
现金的期末余额	66,664,081.84	61,612,762.82
减:现金的期初余额	464,627,338.34	460,178,618.89
加:现金等价物的期末余额		
减:现金等价物的期初余额		
加:汇率变动对现金的影响数	330,687.37	330,687.37
现金及现金等价物净增加额	-397,632,569.13	-398,235,168.70

9.3 与最近一期年度报告相比,会计政策、会计估计和核算方法未发生变化。
9.4 与最近一期年度报告相比,合并范围未发生变化。

天津南开戈德股份有限公司
董事会
2004年4月30日

证券代码:000537 证券简称:南开戈德 公告编号:2004-005

天津南开戈德股份有限公司第四届董事会第四十次会议决议公告

本公司及董事会全体成员保证公告内容的真实、准确和完整,并对公告中的虚假记载、误导性陈述或者重大遗漏负连带责任。

公司于2004年4月27日下午2:00在公司会议室召开了第四届董事会第四十次会议,应到董事6人,实到董事5人,独立董事吴晓云因故未能出席会议,委托独立董事陈静明代为出席会议并行使表决权。监事及高级管理人员列席了会议,会议符合《公司法》和《公司章程》的有关规定。会议由任新明董事长主持,会议通过了以下决议:

1.审议通过公司2003年度总经理工作报告;
2.审议通过公司2003年年度报告及摘要;
3.审议通过公司2003年度财务决算报告;
4.审议通过公司2003年度利润分配预案,公司2003年度净利润为-376,200,043.03元,加年初未分配利润84,594,777.27元,本年可供股东分配的利润为-291,605,265.76元。考虑到2003年公司经营亏损,且公司正处于困难期,2003年度公司拟不进行利润分配及公积金转增股本。
5.审议通过公司续聘财务审计机构的议案,继续聘任天津五洲联合会计师事务所为公司财务审计机构。
6.审议通过公司关于2003年度计提资产减值准备的议案,同意计提坏账准备239,732,238.38元,存货跌价准备17,395,272.60元,长期投资减值准备15,826,042.98元。
7.审议通过公司2004年第一季度报告;
8.审议通过公司股票交易实施特别处理的议案。
鉴于公司2002年度、2003年度已连续两年亏损,根据深圳证券交易所《股票上市规则》等有关规定,公司股票交易将实施退市风险警示特别处理,股票简称由"南开戈德"改为"*ST戈德",股票代码不变,公司公开交易的股票价格日涨跌幅限制不超过5%。
9.审议通过公司向中行天津和平支行借款的议案,公司在中国银行天津和平支行的4000万元借款将于5月8日到期,经研究,同意归还100万元,其余3900万元办理展期,借款期限为一年。
10.审议通过公司向交行天津分行借款的议案,公司在交行天津分行的4000万元借款将于4月30日到期,经研究,同意以借新还旧的方式继续向该行借款4000万元,借款期限为一年,由借款以公司持有的有价证券做抵押。

以上议案(除四项除外)尚需提请股东大会审议通过。

天津南开戈德股份有限公司董事会
2004年4月30日

证券代码:000537 证券简称:南开戈德 公告编号:2004-006

天津南开戈德股份有限公司第四届监事会第十二次会议决议公告

公司于2004年4月27日下午2:00在公司会议室召开第四届监事会第十二次会议,应到监事3人,实到监事3人,会议符合《公司法》及《公司章程》的有关规定。会议由监事长主持,审议通过了以下决议:

1.审议通过了公司2003年度监事会工作报告;
2.审议通过了公司2003年年度报告及摘要;
3.审议通过了公司关于2003年度计提资产减值准备的议案。

天津南开戈德股份有限公司监事会
2004年4月30日

证券代码:000537 证券简称:南开戈德 公告编号:2004-008

天津南开戈德股份有限公司董事会关于本公司股票交易实行退市风险警示的公告

本公司及董事会全体成员保证公告内容的真实、准确和完整,对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

经天津五洲联合会计师事务所审计,公司2003年度实现净利润为-376,200,043.03元,本公司已连续两年(2002年、2003年)亏损,根据《深圳证券交易所股票上市规则》及《关于对存在股票终止上市风险的公司加强风险警示等有关问题的通知》等有关规定,深圳证券交易所对本公司股票自2004年5月10日起实行退市风险警示的特别处理,现将有关情况公告如下:

一、本公司股票简称由"南开戈德"变为"*ST戈德",股票代码不变;
二、公司股票日涨跌幅限制为5%;
三、本公司股票于2004年4月30日停牌一天。

特此公告。

天津南开戈德股份有限公司董事会
2004年4月30日

证券代码:000537 证券简称:南开戈德 公告编号:2004-009

天津南开戈德股份有限公司

一季度报告

黑龙江黑龙股份有限公司

2003 年度报告摘要

§1 重要提示

1.1 本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏,并对其内容的真实性、准确性和完整性负个别及连带责任。本年度报告摘要摘自年度报告全文,投资者欲了解详细内容,应阅读年度报告全文。

1.2 公司董事长[illegible]先生、财务总监[illegible]先生声明:保证年度报告中财务会计报告的真实、完整。

1.3 本公司已于2004年4月[illegible]日披露过2003年度报告,由于利安达信隆会计师事务所为本公司出具了有保留意见的审计报告,其中涉及财务方面的调整事项。根据中国证监会《公开发行证券的公司信息披露编报规则第14号》第7条规定,本公司现公布调整后的2003年年度报告。

§2 上市公司基本情况简介

2.1 基本情况简介

	A股	B股	其它一	其它二
证券简称	黑龙股份			
证券代码	600187			
上市交易所	上海证券交易所			
注册地址	黑龙江省齐齐哈尔市龙沙区长青路27号			
办公地址	黑龙江省齐齐哈尔市龙沙区长青路27号			
邮政编码	161005			
公司国际互联网网址				
电子信箱	[illegible]_555@163.com			

2.2 联系人和联系方式

	董事会秘书	证券事务代表
姓名	李国民	石大勇
联系地址	黑龙江省齐齐哈尔市龙沙区长青路27号	黑龙江省齐齐哈尔市龙沙区长青路27号
电话	0452-2817931	0452-2816277
传真	0452-2816277	0452-2816277
电子信箱		dayongshi@126.com

§3 会计数据和业务数据摘要

3.1 主要财务数据

单位:元

	2003年	2002年	本年比上年增减(%)	2001年
主营业务收入	506,371,693.93	728,795,394.70	-30.52	605,910,506.73
利润总额	-208,450,665.76	7,253,001.56	-2973.99	69,590,536.56
净利润	-204,915,352.04	3,852,233.90	-5419.40	74,198,075.94
扣除非经常性损益的净利润	-205,500,716.27	1,170,087.56	-17662.85	43,859,952.62
	2003年末	2002年末	本年末比上年末增减(%)	2001年末
总资产	2,059,247,836.98	2,173,360,600.19	-5.25	1,975,661,361.85
股东权益(不含少数股东权益)	556,628,254.57	771,543,806.61	-28.56	767,672,835.85
经营活动产生的现金流量净额	-76,686,288.23	92,972,376.41	-182.48	-149,264,970.34

3.2 主要财务指标

单位:元

	2003年	2002年	本年比上年增减(%)	2001年
每股收益	-0.626	0.0118	-5405.08	0.20
每股收益	-0.626	0.0118	-5405.08	0.20
净资产收益率	-30.63%	0.50%	-6226.00	9.15%
扣除非经常性损益的净利润为基础计算的净资产收益率	-30.73%	0.15%	-20573.33	4.89%
每股经营活动产生的现金流量净额	-0.2344	0.2841	-182.51	0.4562
	2003年末	2002年末	本年末比上年末增减(%)	2001年末
每股净资产	1.70	2.35	-27.66	2.32
调整后的每股净资产	1.68	2.31	-27.27	2.25

§4 股本变动及股东情况

4.1 股份变动表

数量单位:股

	本次变动前	本次变动增减(+,-) 配股	送股	公积金转股	增发	其他	小计	本次变动后
一、未上市流通股份								
1、发起人股份	229,725,000							229,725,000
其中:								
国家持有股份	229,725,000							229,725,000
境内法人持有股份								
境外法人持有股份								
其他								
2、募集法人股份								
3、内部职工股								
4、优先股或其他								
未上市流通股份合计	229,725,000							229,725,000
二、已上市流通股份								
1、人民币普通股	97,500,000							97,500,000
2、境内上市的外资股								
3、境外上市的外资股								
4、其他								
已上市流通股份合计	97,500,000							97,500,000
三、股份总数	327,225,000							327,225,000

注:公司前有募集配售股份、基金交易公司内部职工股份、战略投资者配售股份、一般法人配售股份,应分别说明其股份性质。

4.2 前十名股东、前十名流通股股东持股表

单位:股

报告期末股东总数	29966户					
前十名股东持股情况						
股东名称	年度内增减	年末持股数量	比例(%)	股份类别(已流通或未流通)	股份状态(质押或冻结)	股东性质(国有股东或外资股东)
黑龙集团公司	0	229,725,000	70.21	未流通		
郑州鑫成家电有限公司	-1,568,300	2,135,800	0.65	流通股		
基金成长收益国证券投资基金	0	1,447,511	0.44	流通股		
中国银行基金增长开放式证券投资基金	0	1,245,122	0.38	流通股		
王东	0	917,110	0.28	流通股		
杭州纺织机械有限公司	0	600,392	0.18	流通股		
烟台裕兴纸制品有限公司	0	402,307	0.12	流通股		
陈[illegible]	0	361,700	0.11	流通股		
河南省方兴咨询服务有限公司	0	301,780	0.09	流通股		
赵[illegible]	0	300,000	0.09	流通股		
前十名股东关联关系或一致行动的说明		注:1、公司前十名股东中,第2-10位为流通股东,本公司未知其关联关系。黑龙集团公司代表国家持有股份,无质押冻结情况。2、黑龙集团公司是黑龙江黑龙股份有限公司的控股股东[illegible]。报告期内,无控股股东发生变更情况。				

前十名流通股股东持股情况		
股东名称(全称)	年末持有流通股的数量	种类(A、B、H股或其它)
郑州鑫成家电有限公司	2,135,800	A
基金成长收益国证券投资基金	1,447,511	A
中国银行基金增长开放式证券投资基金	1,245,122	A
王东	917,110	A
杭州纺织机械有限公司	600,392	A
烟台裕兴纸制品有限公司	402,307	A
陈[illegible]	361,700	A
河南省方兴咨询服务有限公司	301,780	A
赵[illegible]	300,000	A
[illegible]	280,000	A
前十名流通股股东关联关系的说明	本公司未知其关联关系。	

4.3 控股股东及实际控制人简介

[illegible]

§5 董事、监事和高级管理人员

5.1 董事、监事和高级管理人员持股变动及报酬情况

[illegible]

§6 董事会报告

6.1 报告期内整体经营情况的讨论与分析

本公司属轻工业造纸行业,主要从事新闻纸生产与销售及相关进出口业务。主要产品品种有低定量胶印新闻纸、高强度高白度胶印新闻纸、普通胶印新闻纸等。公司2003年度第一次临时股东大会审议通过了《关于黑龙股份与齐齐哈尔造纸有限公司进行资产置换的议案》,公司经营范围发生了变化。

2003年,公司的生产经营遇到了前所未有的困难,由于新闻纸进口关税的下降,国内新闻纸市场受到了较大的冲击,偏大节宏的矛盾日渐突出,市场持续低迷;能源及原材料市场较为紧张,相关价格持续上涨,从而,导致公司生产成本居高不下,生产和销售受阻。

2003年度,公司实现主营业务收入506,371,693.93元,主营业务利润70,392,665.75元。

6.2 主营业务分行业、产品情况表

单位:万元

分行业或分产品	主营业务收入	主营业务成本	毛利率(%)	主营业务收入比上年增减(%)	主营业务成本比上年增减(%)	毛利率比上年增减(%)
新闻纸	49764.33	41826.14	15.95	-24.20	-25.12	-18.92
冰雪器材	594.96	565.92	4.88	-89.31	-88.05	-67.23

6.3 主营业务分地区情况

单位:万元

地区	主营业务收入	主营业务收入比上年增减(%)
华北地区	22,462.56	-18.67
东北地区	18,650.22	-31.61
西北地区	3,609.99	-23.27
江浙地区	5,041.56	-16.81
北欧地区	535.46	-89.31
其他地区	39.50	-90.93

6.4 采购和销售客户情况

单位:万元

前五名供应商采购金额合计	36876.56	占采购总额比重	87.92%
前五名销售客户销售金额合计	20384.47	占销售总额比重	40.28%

6.5 参股公司经营情况(适用投资收益占净利润10%以上的情况)

□ 适用 √ 不适用

6.6 主营业务及其结构发生重大变化的原因说明

√ 适用 □ 不适用

公司2003年度第一次临时股东大会审议通过了《关于黑龙股份与齐齐哈尔造纸有限公司进行资产置换的议案》,公司经营范围发生了变化。

6.7 主营业务盈利能力(毛利率)与上年相比发生重大变化的原因说明

√ 适用 □ 不适用

2003年,公司的生产经营遇到了前所未有的困难,由于新闻纸进口关税的下降,国内新闻纸市场受到了较大的冲击,偏大节宏的矛盾日渐突出,市场持续低迷;能源及原材料市场较为紧张,相关价格持续上涨,从而,导致公司生产成本居高不下,生产和销售受阻。

6.8 经营成果和利润构成与上年度相比发生重大变化的原因分析

√ 适用 □ 不适用

同上

[illegible]

资产负债表

2003年12月31日

[illegible]

股东权益增减变动表

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利润表及利润分配表

2003年度

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资产减值准备明细表

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现金流量表

2003年度

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项目		
本期增加数		192,611.69
其中:从净利润中提取数		192,611.69
本期减少数		
其中:弥补福利支出		
期末余额	8,560,586.82	8,560,586.82
五、未分配利润:		
期初未分配利润	73,807,094.54	70,532,695.72
本期净利润	-204,915,552.04	3,852,233.90
本期利润分配		577,835.08
期末未分配利润	-131,108,457.50	73,807,094.54

§9 财务报告

9.1 审计意见

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已发生的审计意见。

利安达信隆会计师事务所有限责任公司　　中国注册会计师:王[illegible]　　中国注册会计师:王[illegible]

中国·北京　　报告日期:2004年4月28日

9.2 披露比较式合并及母公司的资产负债表、利润表和利润分配表和现金流量表(请按照要求编制,另外提供Excel格式的附件表。)附后

9.3 如果与最近一期年度报告相比,合并范围发生变化,应提供具体说明

2003年7月30日,本公司召开了2003年度第一次临时股东大会,审议通过了《黑龙江黑龙股份有限公司与齐齐哈尔造纸有限公司资产置换协议书》及《〈资产置换协议〉补充协议》,黑龙股份以其拥有的冰雪运动器材厂的资产(不包括银行贷款)及齐齐哈尔冰刀工业有限公司65%的股权与齐纸有限拥有的化机浆生产线及相应原材料采购部门资产进行置换,资产置换日为2003年7月31日,置换完成后,本公司不再拥有齐齐哈尔冰刀工业有限公司65%的股权,因此本公司在会计期末无需编制合并报表,对于齐齐哈尔冰刀工业有限公司期初至资产置换日止的相关收入、成本、利润已纳入合并利润表,相关现金流量情况已纳入合并现金流量表。

证券代码:600187　　证券简称:黑龙股份　　编号:临2004-008

黑龙江黑龙股份有限公司第二届董事会第十四次会议决议公告

公司第二届董事会第十四次会议于2004年4月29日在公司会议室召开,董事应出席9人,实到9人,全体监事列席会议,本次会议的召开符合《公司法》和《公司章程》之规定,会议由[illegible]董事长主持,经过有效表决,会议通过了如下决议:

一、关于《公司修改后的2003年度报告及摘要》的议案;

二、关于《公司修改后的2003年度董事会工作报告》的议案;

三、关于《公司修改后的2003年度财务报告》的议案;

四、关于《公司修改后的2003年度利润分配预案》的议案;

根据利安达信隆会计师事务所对我公司2003年度财务报告出具的审计报告,本年度公司实现净利润-204,915,552.04元,加年初未分配利润73,807,094.54元,本年度可供股东分配利润-131,108,457.50元,经公司董事会研究,2003年度利润分配预案为:不分配,也不进行公积金转增股本,未分配利润结转下一年度。此预案须提交年度股东大会审议。

五、《关于提请修改2003年度股东大会审议内容的议案》。

(一)会议时间、会议地点、出席对象及登记办法、登记时间不变。

(二)会议议程

1、《关于公司修改后的2003年度报告及摘要的议案》;

2、《关于公司修改后的2003年度董事会工作报告的议案》;

3、《关于公司修改后的2003年度监事会工作报告的议案》;

4、《关于公司修改后的2003年度财务报告的议案》;

5、《关于公司修改后的2003年度利润分配预案的议案》;

6、除上述修改事项外,本次股东大会将审议的其他事项已在2004年4月24日披露的董事会决议公告中披露。

黑龙江黑龙股份有限公司董事会

二〇〇四年四月二十九日

证券代码:600187　　证券简称:黑龙股份　　编号:临2004-009

黑龙江黑龙股份有限公司第二届监事会第五次会议决议公告

公司第二届监事会第五次会议于2004年4月29日在公司会议室召开,全体监事出席会议,本次会议的召开符合《公司法》和《公司章程》之规定,会议经过有效表决,审议通过了如下决议:

一、关于《公司修改后的2003年度监事会工作报告》的议案;

二、关于《公司修改后的2003年度报告及摘要》的议案;

三、关于《公司修改后的2003年度财务报告》的议案;

四、关于《公司修改后的2003年度利润分配预案》的议案。

黑龙江黑龙股份有限公司监事会

二〇〇四年四月二十九日

黑龙江黑龙股份有限公司

一季度报告

§1 重要提示

1.1 本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏,并对其内容的真实性、准确性和完整性负个别及连带责任。

1.2 公司董事长[illegible]先生、财务总监[illegible]先生声明:保证季度报告中财务会计报告的真实、完整。

1.3 公司独立董事[illegible]先生、王[illegible]先生因公未能出席董事会。

1.4 本公司已于2004年4月[illegible]日披露过2004年第一季度报告,由于利安达信隆会计师事务所为本公司2003年年度报告出具了有保留意见的审计报告,其中涉及财务方面的调整事项,根据中国证监会《公开发行证券的公司信息披露编报规则第14号》第7条规定,本公司已公布了调整后的2003年年度报告,本公司现公布调整后的2004年第一季度报告。

§2 公司基本情况

2.1 公司基本信息

	A股	B股	其它一	其它二	其它三
股票简称	黑龙股份				
变更前简称(如有)	无				
股票代码	600187				
	董事会秘书			证券事务代表	
姓名	李国民			石大勇	
联系地址	黑龙江省齐齐哈尔市龙沙区长青路27号			黑龙江省齐齐哈尔市龙沙区长青路27号	
电话	0452-2817931			0452-2816277	
传真	0452-2816277			0452-2816277	
电子信箱				dayongshi@126.com	

2.2 财务资料

2.2.1 主要会计数据及财务指标

单位:元 币种:人民币

	本报告期末	上年度期末	本报告期末比上年度期末增减(%)
总资产	2,028,488,407.78	2,059,247,836.98	-1.49
股东权益(不含少数股东权益)	551,239,517.80	566,628,254.57	-2.72
每股净资产	1.68	1.70	-1.18
调整后的每股净资产	1.66	1.68	-1.19
	报告期	年初至报告期期末	本报告期比上年同期增减(%)
经营活动产生的现金流量净额	-44,571,405.61	-44,571,405.61	
每股收益	-0.047	-0.047	
净资产收益率	-0.0279	-0.0279	
扣除非经常性损益后的净资产收益率	-0.0290	-0.0290	
非经常性损益项目		金额	
营业外收支净额		590,737.00	
合计		590,737.00	

2.2.2 利润表

利润表

单位:元 币种:人民币 未经审计

项目	2004年1季度	2003年1季度 合并	2003年1季度 母公司
一、主营业务收入	46,554,114.83	146,981,028.71	143,134,110.83
减:主营业务成本	43,397,529.78	117,267,273.06	114,429,151.85
主营业务税金及附加	523,211.97		
二、主营业务利润(亏损以"-"号填列)	2,633,373.08	29,713,755.65	28,704,958.98
加:其他业务利润(亏损以"-"号填列)		20,455.81	-13,507.82
减:营业费用	541,725.46	2,580,389.75	2,101,794.80
管理费用	2,356,294.18	4,040,506.43	3,464,747.65
财务费用	15,714,815.21	20,527,741.34	19,970,944.56
三、营业利润(亏损以"-"号填列)	-15,979,463.77	2,543,373.92	3,142,164.15
加:投资收益(损失以"-"号填列)			-300,749.82
补贴收入			
营业外收入	590,737.00	115,187.30	30,597.00
减:营业外支出		391,667.67	391,667.67
四、利润总额(亏损总额以"-"号填列)	-15,388,726.77	2,306,093.75	2,472,343.66
减:所得税			
减:少数股东损益		-166,249.91	
五、净利润(净亏损以"-"号填列)	-15,388,726.77	2,472,343.66	2,472,343.66

§3 管理层讨论与分析

3.1 公司报告期内经营活动总体状况的简要分析

√ 适用 □ 不适用

报告期内,公司实现主营业务收入46,554,114.83元,主营业务利润2,633,373.08元,其市场占有率为7%,产品销售成本为43,397,529.78元,毛利率为6.79%。

3.1.1 占主营业务收入或主营业务利润总额10%以上的主营行业或产品情况

□ 适用 √ 不适用

3.1.2 公司经营的季节性或周期性特征

□ 适用 √ 不适用

3.1.3 报告期利润构成情况(主营业务利润、其他业务利润、期间费用、投资收益、补贴收入与营业外收支净额在利润总额中所占比例与前一报告期相比的重大变动及原因的说明)

□ 适用 √ 不适用

3.1.4 主营业务及其结构与前一报告期相比发生重大变化的情况及原因说明

□ 适用 √ 不适用

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